

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 11, 2016

Warren Sheppard
Chief Executive Officer and Director
Kibush Capital Corporation
5635 N. Scottsdale Rd., Suite 170
Scottsdale, AZ 85250

      Re: **Kibush Capital Corporation**
              Form 10-Q for the Quarterly Period Ended June 30, 2015
              Filed August 20, 2015

              Form 10-K for the Year Ended September 30, 2015
              Filed January 13, 2016
              File No. 000-55256

Dear Mr. Sheppard:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Amit Pande

                    Amit Pande
                    Accounting Branch Chief
                    Office of Financial Services